UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# Form 6-K

# REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

**For the month of September 2002**



**DE RIGO S.P.A.**
(Translation of registrant's name in English)

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company's businesses include its automotive, automotive-related and other sectors, and its outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting these businesses. Forward-looking statements with regard to the Group's businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect consumers' confidence, including worldwide demand for automotive and automotive-related products, factors affecting the agricultural business including commodities prices, weather, and governmental farm programs; general economic conditions in each of the Group's markets; legislation, particularly that relating to automotive-related issues, agriculture, the environment, trade and commerce and infrastructure development; actions of competitors in the various industries in which the Group competes; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

For further information, please contact:
**Maurizio Dessolis**
*Chief Financial Officer*
Tel. 39 0437 7777
Fax 39 0437 770727
e-mail: investor@derigo.com
**NYSE: DER**

**24th September 2002**
FOR IMMEDIATE RELEASE

# DE RIGO

## ANNOUNCES EARNINGS FOR THE FIRST SIX MONTHS OF 2002

De Rigo, one of the world's leading manufacturers and distributors of premium eyewear, today announced that its net income for the first six months of 2002 amounted to EUR 9.4 m[1], a decrease of 31.4% as compared with net income of EUR 13.7 m posted in the first six months of 2001.

Strong growth in sales and earnings at the Wholesale & Manufacturing division and at General Optica ("GO"), the Group's Spanish optical chain, was more then offset by a decrease in profitability at Dollond & Aitchison ("D&A"), the Group's British optical chain, and, to a lesser extent, at EID, De Rigo's joint-venture with the Prada Group for the marketing and distribution of Prada-branded eyewear.

The decrease in earnings also reflected an increase in the Group's effective tax rate from 28.9% to 41.5% following the expiration of certain Italian tax incentives from which its Italian distribution company had benefited.

Highlights of the Group's unaudited consolidated first half 2002 results include:

- Net sales increased by 1.7% to EUR 274.1 m from EUR 269.5 m in the same period last year.
- Net Income decreased by 31.4% to EUR 9.4 m from EUR 13.7 m in the first six months of 2001 and represented 3.4% of net sales, as compared with 5.1% in the same period last year.
- EBITDA[2] decreased by 10.9% to EUR 32.8 m from EUR 36.8 m in the first six months of 2001 and represented 12.0% of net sales, as compared with 13.7% in the same period last year.
- EBIT before goodwill amortization decreased by 13.2% to EUR 22.3 m from EUR 25.7 m in the first six months of 2001 and represented 8.1% of net sales, as compared with 9.5% in the same period last year.
- EBIT decreased by 16.8% to EUR 18.8 m from EUR 22.6 m in the first six months of 2001 and represented 6.9% of net sales, as compared with 8.4% in the same period last year.

The results posted by the Group in the first six months of 2002 reflected the contribution of each of the Company's three business divisions: Wholesale & Manufacturing, Retail and EID.

[1] *The Group reports its results in Euro. On September 23rd, 2002, the official Euro/U.S. Dollar exchange rate, as fixed by the European Central Bank, was EUR 1 =USD 0.9831. The financial results reported in this press release have not been audited by the Group's independent public accountants and are presented on the basis of accounting principles generally accepted in Italy.*

[2] *The Group believes that the EBITDA, EBIT and adjusted EBIT data included in this release, when considered in conjunction with (but not in lieu of) other measures that are computed in accordance with generally accepted accounting principles, enhance an understanding of the Group's results of operations. These items should not, however, be considered in isolation as a substitute for net income, cash flow provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.*

The following table summarizes the principal unaudited results of each of the Group's business divisions for the periods indicated in millions of EUR:

| Group's Business Divisions | SALES | | EBITDA[3] | | EBIT BEFORE GOODWILL AMORTISATION | | EBIT[4] | |
|---|---|---|---|---|---|---|---|---|
| | *1H 2001* | *1H 2002* | *1H 2001* | *1H 2002* | *1H 2001* | *1H 2002* | *1H 2001* | *1H 2002* |
| Wholesale & Manufacturing | 76.7 | 84.2 | 11.6 | 13.2 | 9.8 | 11.2 | 9.8 | 10.8 |
| Retail | 182.1 | 185.3 | 23.0 | 19.0 | 15.1 | 11.1 | 12.0 | 8.0 |
| EID | 20.1 | 15.0 | 2.2 | 0.6 | 0.8 | 0.0 | 0.8 | 0.0 |
| *Intercompany Eliminations* | *-9.4* | *-10.4* | - | - | - | - | - | - |
| **Total** | **269.5** | **274.1** | **36.8** | **32.8** | **25.7** | **22.3** | **22.6** | **18.8** |
| **% Change** | | **+1.7%** | | **-10.9%** | | **-13.2%** | | **-16.8%** |

*Wholesale & Manufacturing*

Net sales of the Wholesale & Manufacturing division increased by 9.8% to EUR 84.2 m, as compared with EUR 76.7 m in the first six months of 2001. The increase in net sales reflected strong sales results in a number of markets, including Japan, Great Britain, France and Italy, as well as De Rigo's continuing success in the premium-priced segment of the market.

EBITDA increased by 13.8% to EUR 13.2 m from EUR 11.6 m in the first six months of 2001 and represented 15.7% of net sales, as compared with 15.1% in the same period last year. EBITDA grew at a faster rate than sales as a result of an increase in the percentage of sales represented by premium-priced eyewear and an increase in the percentage of sales made through the division's more profitable distribution channels.

EBIT before goodwill amortization increased by 14.3% to EUR 11.2 m from EUR 9.8 m in the first six months of 2001 and represented 13.3% of net sales, as compared with 12.8% in the same period last year. EBIT increased by 10.2% to EUR 10.8 m from EUR 9.8 m in the first six months of 2001, and represented 12.8% of net sales in each period. The division's EBIT results grew at a slower rate than its EBITDA, as depreciation and amortization expenses increased as a percentage of sales due to increased investments in the expansion of manufacturing plants and the purchase of software. Amortization expenses also increased as a consequence of the revaluation of certain brands owned by the Group in order to benefit from new Italian tax legislation: amortization of the Group's owned brands totaled EUR 0.3 m in the first six months of 2002.

*Retail*

Net sales of the retail division increased by 1.8% to EUR 185.3 m, as compared with EUR 182.1 m in the first six months of 2001. The growth in the division's net sales was primarily attributable to a 14.7% increase in net sales at GO that more than offset a 3.9% decrease in net sales at D&A.

The growth in GO's sales was driven by an increase of 11.4% in same-store sales per working day, by the contribution of new stores opened within the last year and by an increase in sales of sunglasses. GO's

*[3] The Group calculates EBITDA as being equal to EBIT (earnings before interest and taxes) plus depreciation and amortization.*
*[4] Beginning with the announcement of its full-year 2001 results, the Group has included some intersegment expenses and revenues, as well as goodwill amortization arising from acquisitions, in each division's respective results. The EBIT results of each division presented here for the first six months of 2001 have been recalculated on the same basis.*

operating results grew at a faster rate than its sales, reflecting improved margins, particularly at the stores opened in the last year.

D&A's operating profitability declined more than its drop in sales, reflecting lower gross margins and an increase of 2.3% in operating expenses. D&A's results reflect the negative impact of certain disruptions and delays related to changes in the supply chain for lenses being implemented by Essilor's subsidiary BBGR, as well as a difficult retail environment for sales of optical frames in the UK. BBGR purchased D&A's assembly factories in 2001, and these changes in the supply chain, which will continue to be implemented through the second half of 2002, are designed to ensure that D&A receives the highest quality lenses.

EBITDA for the division as a whole decreased by 17.4% to EUR 19.0 m from EUR 23.0 m in the first six months of 2001 and represented 10.3% of net sales, as compared with 12.6% in the same period last year. EBITDA at GO increased by 26.2% to EUR 13.0 m and represented 20.6% of net sales as compared with 18.7% in the same period last year. EBITDA at D&A decreased by 52.8% to EUR 6.0 m and represented 4.9% of net sales, as compared with 10.0% in the same period last year.

EBIT before goodwill amortization for the division as a whole decreased by 26.5% to EUR 11.1 m from EUR 15.1 m in the first six months of 2001 and represented 6.0% of net sales, as compared with 8.3% in the same period last year. EBIT before goodwill amortization at GO increased by 35.8% to EUR 9.1 m and represented 14.4% of net sales, as compared with 12.2% in the same period last year. EBIT before goodwill amortization at D&A decreased by 76.2% to EUR 2.0 m and represented 1.6% of net sales, as compared with 6.6% in the same period last year.

EBIT for the division as a whole decreased by 33.3% to EUR 8.0 m from EUR 12.0 m in the first six months of 2001 and represented 4.3% of net sales, as compared with 6.6% last year. EBIT at GO increased by 53.3% to EUR 6.9 m and represented 10.9% of net sales, as compared with 8.2% in the same period last year. EBIT at D&A decreased by 85.3% to EUR 1.1 m and represented 0.9% of net sales, as compared with 5.9% in the same period last year.

*EID*

Net sales at EID decreased by 25.4% to EUR 15.0 m, as compared with EUR 20.1 m in the first six months of 2001, primarily as a result of the introduction of EID's new distribution organization, which is focused on sales agents in Europe and independent distributors outside of Europe. The impact of the new distribution organization was reflected in a decline in the average price per unit sold, while unit sales increased by 11.1%.

EBITDA decreased by 72.7% to EUR 0.6 m, as compared with EUR 2.2 m in the first six months of 2001. EBIT was essentially break even at EUR 0.0 m, as compared with EUR 0.8 m in the first six months of 2001. EID's operating results for the first six months of 2002 reflect the impact of certain costs related to the old distribution network; the Group expects an improvement in EID's operating profitability as these costs decrease over time.

*Additional Information*

- The Group's net income adjusted for the effect of the amortization of goodwill decreased by 23.2% to EUR 12.9 m from EUR 16.8 m in the first six months of 2001, with the adjusted total equaling 4.7% of net sales (6.2% in the same period last year).

- *Income taxes* amounted to EUR 6.6 m as compared with EUR 5.8 m in the first six months of 2001. The Group's income was taxed at an effective rate of 41.5% in the first six months of 2002, as compared with an effective rate of 28.9% in the same period last year. Excluding the effect of the amortization of goodwill, the effective tax rate in the first six months of 2002 would have been 34.0%, as compared with 25.0% in the same period last year. The increase in the effective tax rate was primarily due to the expiration of certain Italian tax incentives from which the Group's Italian distribution company had benefited.

- *Basic earnings per share* were EUR 0.21, a decrease of 32.3% as compared with EUR 0.31 in the first six months of 2001. *Diluted earnings per share* were EUR 0.21. a decrease of 30.0% as compared with EUR 0.30 in the first six months of 2001. Basic earnings per share before the amortization of goodwill were EUR 0.29, a decrease of 23.7% as compared with EUR 0.38 in the first six months of 2001. Diluted earnings per share before the amortization of goodwill were EUR 0.28, a decrease of 24.3% as compared with EUR 0.37 in the first six months of 2001.

- At 30th June 2002, *the net debt position* of the De Rigo Group was EUR 65.1 m, substantially unchanged from net debt of EUR 64.5 m at the end of 2001.

* * * * *

De Rigo is one of the world's largest manufacturers and distributors of premium eyewear, the major optical retailer in Spain through General Optica, one of the leading retailers in the British optical market through Dollond & Aitchison and a partner of the Prada Group for the manufacture and distribution of Prada eyewear and of the LVMH Fashion Group for the manufacture and distribution of Fendi, Givenchy, Loewe and Celine eyewear. De Rigo also manufactures and distributes the licensed brands Etro, La Perla, Fila and Onyx and its own brands Police, Sting and Lozza.

For further information, please contact:
**Maurizio Dessolis**
*Chief Financial Officer*
Tel. 39 0437 7777
Fax 39 0437 770727
e-mail: investor@derigo.com
**NYSE: DER**

**24th September 2002**
FOR IMMEDIATE RELEASE

# DE RIGO

## ANNOUNCES THE SIGNINING OF A LICENSE AGREEMENT WITH FURLA

De Rigo has signed a license agreement with Furla, the famous Italian producer of fashion accessories, for the manufacture and distribution of sunglasses and eyeglass frames bearing the Furla brand.

De Rigo expects to launch its first collection of Furla brand sunglasses in late 2002.

Under the agreement, De Rigo will be responsible for the manufacture and distribution of Furla eyewear to be realized in accordance with the style and image created by the fashion house.

The Furla brand is internationally known for the quality and style of its products: handbags, shoes, jewelry and watches created for a modern and active woman.

Furla accessories are currently distributed in 64 countries worldwide through a network of 178 single-brand stores, including stores prominently located in the fashionable streets of Milan, Rome, Venice, Florence, Paris, London, New York, Tokyo, Shanghai and Beijing.

De Rigo is one of the world's largest manufacturers and distributors of premium eyewear, the major optical retailer in Spain through General Optica and one of the leading retailers in the British optical market through Dollond & Aitchison.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 24, 2002

DE RIGO S.p.A.

By: ______________________

Ennio De Rigo
Chairman of the Board of Directors